EXHIBIT I
TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. DECLARES DISTRIBUTION

Nassau, The Bahamas - April 23, 2007 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P., has declared a cash distribution of $0.35 per unit for the quarter ended March 31, 2007. The cash distribution is payable on May 14, 2007 to all unitholders of record on May 1, 2007.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units and nine conventional crude oil Aframax tankers. Teekay Offshore Partners L.P. also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities involving Teekay Petrojarl ASA.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekayoffshore.com

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